SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Emanuel González-Revilla

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, NW

Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and

Exchange Commission be sent to:

Eli Whitney Debevoise II, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Avenue, N.W.

Washington, D.C. 20001

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT” OR “REPUBLIC”)

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2017 is to file with the Securities and Exchange Commission Recent Developments in the Republic of Panama as of April 4, 2019, included as Exhibit J hereof.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 4th of April, 2019.

REPUBLIC OF PANAMA
By:	/s/Eyda Varela de Chinchilla
Name:	Eyda Varela de Chinchilla
Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2017 Annual Budget of the Republic (in Spanish. (P) (Rule 311)

*D:	Current Description of the Republic

*E:	Recent Developments in the Registrant as of October 18, 2018

*F:	Opinion dated October 25, 2018 of Arnold & Porter Kaye Scholer LLP

*G:	Opinion dated October 25, 2018 of the Procurador de la Administración

*H:	Form of 4.500% Global Bonds due 2050

*I:	Terms Agreement, dated October 18, 2018, by and between the Republic and Deutsche Bank Securities Inc.

J:	Recent Developments in the Registrant as of April 4, 2019

*	Previously Filed
(P)	Previous paper filing under cover of Form SE pursuant to Rules 306(c) of Regulation S-T